Exhibit 99.1(b)

UNITY BIOTECHNOLOGY, INC.

2020 EMPLOYMENT INDUCEMENT INCENTIVE AWARD PLAN

AMENDMENT

Pursuant to the authority reserved to the Board of Directors (the “Board”) of Unity Biotechnology, Inc., a Delaware corporation (the “Company”), under Section 11.4 of the Company’s 2020 Employment Inducement Incentive Award Plan (the “Plan”), the Board hereby amends the Plan as follows.

1.	Section 2.36 of the Plan is hereby amended to read in its entirety as follows:

“”Share Limit” means 2,600,000 Shares.”

2.	Except as set forth herein, the Plan shall remain in full force and effect in accordance with its terms.

* * * * * * * * * *

I hereby certify that the foregoing Amendment to the Plan was duly adopted by the Board effective in part as of October 23, 2020.

Executed on this 24th day of November, 2020.

/s/ Lynne Sullivan

Lynne Sullivan, Corporate Secretary